Exhibit 99.10

CONSENT OF EXPERT

            Reference is made to the Annual Report on Form 40-F (the “40-F”) of Entree Gold Inc. (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I hereby consent to the use of and reference to my name as a Qualified Person for the Lookout Hill Technical Report dated March 30, 2010, under the heading “Description of the Business - Lookout Hill Project, Mongolia” in the Company’s Annual Information Form for the year ended December 31, 2009, dated March 31, 2010, and in the 40-F.

Sincerely,

/s/ Scott Jackson
Title:  Principal Consultant
Company:  Quantitative Group

Date:  March 31, 2010